Given Imaging Fourth Quarter 2006 Earnings Results Conference Call

Moderator: Homi Shamir
February 28, 2007
9:00 a.m. ET

Operator: Good morning and welcome ladies and gentlemen to the Given Imaging fourth quarter 2006 conference call. Today’s call is being recorded. At this time I would like to inform you that all participants are in a “listen only” mode.

Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events of the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and that actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission; including the company’s annual report on form 20-F filed April 7, 2006. The company undertakes no obligations to update any projections or forward-looking statements in the future.

I will now turn the call over to Homi Shamir, President and Chief Executive Officer of Given Imaging. Please go ahead.

Homi Shamir: - Thank you.

Good morning everyone and thanks for joining us for our fourth quarter 2006 call. Joining me today are Yuval Yanai, our CFO and Mark Gilreath our Chief Marketing Officer.

First, I want to say that we are very pleased with our fourth quarter results. We delivered strong top and bottom line numbers. 2006 as a whole, due to a strong second half, proved to be another year of solid financial and operational accomplishments for the team at Given Imaging.

2006 was also a transitional year for Given. It was a year in which we built a stronger foundation to return to growth levels of over 25% for years to come.

We believe that the growth achieved in PillCam SB sales and reorders clearly show that the changes made at the beginning of the third quarter to refocus our sales team on driving reorders of PillCam SB are starting to deliver results. In the fourth quarter, we sold a record 48.7 thousand capsules.

Clearly PillCam SB is the engine driving our business right now. In 2007, our revenue stream will diversify as we gain revenue from our three video capsules, PillCam SB, PillCam ESO and PillCam COLON, as well as our Agile Patency capsule.

We expect SB sales in the U.S. will continue to grow fueled by an anticipated increase in reimbursement for PillCam SB as a primary diagnostic tool as well as expanded indications such as suspected and known Crohn’s disease.

Outside the U.S., we expect stronger revenue growth as a result of existing and new reimbursement policies. I’d like to point out that revenues outside of the U.S. increased 25% in 06 compared to 05. Although we don’t provide detailed geographic revenue breakdown, it’s worth noting that we achieved this impressive growth despite competition from Olympus in Europe and other international markets in ‘06. In 2007, we expect an even stronger revenue contribution from outside of the U.S. Let me detail the key factors that will contribute to this trend.

We expect a decision from the Japanese PMDA in the next few months regarding approval to market PillCam SB. Assuming a positive decision, our partner Suzuken will immediately begin selling systems and PillCams. We expect that reimbursement should be available for the entire Japanese population by ‘08.

We also anticipate that the French Health Ministry will begin nationwide reimbursement for PillCam in the second half of this year.

Turning to PillCam ESO, effective January 1st, physicians now have a permanent CPT code to use this product. As we’ve seen in the past, insurance reimbursement is an important factor in increasing PillCam sales. We are actively working to obtain new coverage policies in addition to the Trailblazer policy that we recently announced.

With our partner InScope, we are meeting with physicians to increase awareness of the CPT code and show physicians how ESO can be used in their practice.

A strong focus this year will be driving awareness about PillCam ESO at liver transplant centers for examining patients for esophageal varices. We intend to conduct several clinical trials to prove PillCam ESO’s value for this indication, as well as others, such as portal hypertension and GERD.

We’re very excited about PillCam COLON. We received the CE mark in Europe last October. In the U.S., we submitted data to the FDA, and hope to receive approval in the second half of 2007, enabling us to begin selling to customers shortly thereafter. Outside of the US, we plan to gradually deliver PillCam

COLON in the summer of ‘07. PillCam COLON will initially be targeted at patients who had either incomplete colonoscopies or patients who don’t want to get a colonoscopy.

Innovation is important to Given Imaging. 2007 will be a record year for new products and product enhancements. In addition to PillCam COLON, and subject to FDA clearance in the U.S., we plan to launch SB2, ESO2 and RAPID5.

Our PillCam products are supported by the PillCam Platform which enables physicians to view capsule video for all three imaging capsules. This year, we plan to launch the next version of our proprietary software known as RAPID 5, which will provide physicians with a powerful tool to assist them in diagnosing disorders throughout the entire GI tract. RAPID5 allows the physician to use all three PillCam capsules on one workstation. In addition, it is several generations more advanced than our earlier software providing physicians with the most powerful tools to enhance reading and efficiency.

Looking ahead, we recently announced that we will be leading a European consortium to develop an imaging-biosensing system to screen for cancer of the GI tract without biopsy. We believe that this project represents the next wave of applications for our product. We will transform PillCam from being purely diagnostic to a therapeutic tool. This project is known as NEMO, and we look forward to updating you in the future.

I’ll now turn the call over to Yuval Yanai, our CFO.

Yuval Yanai: Thanks Homi.

In the fourth quarter, we achieved sales of $27.5 million. 73% of sales were in the U.S. and 27% from Europe and the rest of the world.

We sold 48,700 PillCam capsules in the quarter, an increase of 22% over the fourth quarter of last year.

Approximately 79% or 38,500 capsules were sold in the U.S. Worldwide reorders of PillCam SB increased by 13.5% this quarter compared to the fourth quarter of 2005. As of December 31st, we sold nearly 480,000 PillCam SB capsules worldwide.

In terms of revenue breakdown, PillCam capsule sales accounted for 84% of total revenues, workstations and data recorders accounted for 15% of total revenues and service income accounted for 1%.

Worldwide, we sold 212 systems in the quarter, compared to 185 systems sold in Q4 of 2005. 150 workstations, or 71% of total workstation sales this quarter, were sold in the U.S. This brings our cumulative system deliveries, worldwide, to almost 3,500, of which almost 2,200 systems are installed in the U.S.

Gross margin in the fourth quarter of 2006 was 73.8%, compared to 75.4% in the fourth quarter of 2005.

On a GAAP basis, the Company reported a net income of approximately $1.5 million or 5 cents per share in the fourth quarter of 2006, compared to a net profit of $3.5 million or 12 cents per share in the fourth quarter of 2005. The fourth quarter of 2006 GAAP results include the impact of $1.1 million due to the adoption of FAS 123R as of the beginning of the year. Excluding the impact of this FAS, the Company reported a non-GAAP net income of $2.5 million, or 9 cents per share on a diluted basis in the fourth quarter of 2006.

During 2006 we were able to reduce inventory days and average accounts receivable days outstanding. These factors, among others helped us to generate $7.9 million from operating activities. Therefore, consolidated cash, cash equivalents and marketable securities as of December 31st totaled $96.5 million.

Sales for ‘06 were $95 million compared to sales of $86.8 million in ‘05. Gross profit for ‘06 was 74.6% which was the same as the gross profit recorded in 2005. On a GAAP basis, net loss for the year was $1.5 million or 5 cents per share, compared to net income of $6.3 million, or 21 cents per share, on a diluted basis for the same period in 2005. 2006 statement of operations includes the impact of $5.2 million due to FAS 123R. Excluding the impact of this FAS, the Company reported a non-GAAP net income of $3.7 million, or 13 cents per share in 2006.

A breakdown of the compensation expenses by line item is part of the detailed financial information posted on the investor relations section of our website.

I’d like to take a moment to review the guidance we provided in our earnings release yesterday. We anticipate that full year 2007 revenues will be in the range of $114 to $119 million which would represent an increase of approximately 20 - 25%. In 2007, PillCam SB will continue to be our growth engine although we expect some contribution from our ESO and COLON capsules in the second half of 07. Our revenue projections for ‘07 also reflect revenue contribution from Japan where we expect to receive marketing clearance in the near future.

We expect full year ‘07 GAAP, fully-diluted earnings per share in the range of between $0.21 to $0.31 per share, and non-GAAP, fully-diluted earnings per share in the range of $0.34 to $0.44. Both GAAP and non-GAAP net income do not include expenses related to the company’s IP litigation with Olympus. Since the litigation process is only in its preliminary stage, we can only estimate that litigation expenses for the next few years might be between $4 - $8 million of which between $2 - $4 million could be incurred in ‘07. We intend to disclose the litigation expenses as incurred in our future earnings releases.

As mentioned before, we expect to launch new products and new software versions. We will also start commercial manufacturing of Colon and ESO2 capsules. These activities may increase the cost of good sold, therefore we may see gross margin somewhat lower next year in the range of between 73% to 75%.

R&D expenses will continue to grow at a rate commensurate with revenue growth. One of our main clinical activities next year will be to accelerate our Colon clinical trials around the world. We are doing this not only to increase the body of clinical data on PillCam COLON, but also to shorten the development time of COLON2 – the next generation of our PillCam COLON capsule.

We expect G&A expenses, excluding IP litigation expenses with Olympus to remain, dollar wise at the same level as in 2006. Marketing expenses will grow between 10% - 15%, mainly due to the massive product launches planned for 2007.

Before turning the call over to the operator, I would like to touch on the U.S. deferred tax asset issue that we outlined in our press release. There is not much more that I can discuss with you right now, but I am confident that our review will be completed on or before we file the audited financial statements in the form 20F in April.

Moderator, you may open the call for questions now.

Operator: Thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again if you have any questions, please press star one. We’ll take our first question from Yair Reiner from CIBC World Markets; please go ahead, sir.

Yair Reiner: Good morning, Homi. Good morning, Yuval. Congrats, first of all on the nice results, especially these SB sales. A couple of questions. First on Japan. That market has been expected to emerge day-to-day for quite a while now. What has changed to make you believe that’s going to happen in a couple of months, and to lead you to actually bake Japan into numbers?

Homi Shamir: Yair, thanks. We just focus. One of the first things that I’ve done when I joined the company, I asked Kevin Rubey, our Chief Operating Officer, to get involved with the Japanese operation and make sure it happens. And we’re feeling, and at least, I’m feeling very, very confident that it’s going to happen, just through the process. And as we indicate, a high probability it will happen during Q2, and I think it will happen.

Yair Reiner: Very good. A question about Europe and the rest of the world. Very nice growth in 2006, undermining a lot of the fears that Olympus was really going to get in your way. One of the interesting things I see is it seems as though you’re still being able to charge more or less full price for your work stations in Europe, while it appears that prices in the U.S. are going down from a lot of promotional activity. Can you explain to us a little bit about, you know, how you go about competing with Olympus in Europe? And how that might be different for how you’re preparing for them in the U.S.?

Yuval Yanai: OK, Yair. Hi, this is Yuval speaking. Let’s divide the discussion between Europe and the U.S. First of all, in the U.S. Olympus is not present at this point of time; however, I think that we built our strategy in a way that we will be ready when Olympus enters the market. And I think we can see that by the increased number of workstations delivered into the U.S. which is also inline with our strategy to focus on capsule sales and not on system sales. Therefore, I think that – we believe that each and every new customer that we have, and we have about 150 new customers in Q4 will not be Olympus customers when Olympus enters into the market.

And with regard to Olympus entrance into the market, we believe that they have already submitted their application for the FDA. And therefore, we can expect an approval I would say any day, any week, any month, but from our point of view, they are already in the market, and that’s the way we operate here.

In Europe, the situation is a bit different. Olympus already introduced their product almost a year-and-a-half ago. And since their launch, we were quite successful in this region. We don’t see yet, any significant price pressure, but that could be one of Olympus’ sales tactics. And I think that during the time since Olympus entered the market, we were able to significantly increase our revenues year-over-year, which we are very happy with. And we will face Olympus competition,

– and I think, that based on our high performance and competitive advantages, I think we can very successfully compete with them.

Yair Reiner: Very good. Just one more brief question, then we’ll cede the floor, and it’s about France. Can you give us a notion, even rough, of how many workstations you have in France, just to give us an idea of how quickly sales might ramp, once you get a reimbursement, later in 2007.

Homi Shamir: Yes, Yair, we have a couple of hundred workstations in France. But again, we did not maximize the potential. So obviously the workstation can grow – installed base can grow. But more important to me is the capsule. So our strategy eventually in France will be very similar to the strategy that we are ((inaudible)) in America, is to concentrate on capsule sales.

Yair Reiner: Very good. Thank you very much.

Homi Shamir: Thank you.

Operator: And we’ll take our next question from Ed Shenkan from Needham and Company; please go ahead.

Ed Shenkan: Thanks, Homi. A question about ASPs in the quarter, maybe you could tell us if there was any change, whether it be for workstation recorder or capsule in the U.S. or international.

Homi Shamir: Yes, Yuval.

Yuval Yanai: Yes, good morning. Thanks for the question. I don’t think that ASP for workstations is too relevant since in our promotion activities we are willing, and sometimes more than willing to provide new customers with workstations, even free of charge, as long as they commit to buy a certain number of capsules. Therefore, since our focus is on capsule sales, I don’t think that the average selling price is still an issue. However, I would say that we, today, can either give it free of charge or we charge full price. So the question is, how would you like me to calculate the average selling price, because we also have to take into account, the number of capsules that are being acquired by the specific customer when he gets the system free of charge.

Ed Shenkan: So when – did you have a promotion in the quarter, then?

Yuval Yanai: We have ongoing promotion activities as we have had for the last six or eight months. These promotions have been changed and modified from quarter to quarter, but not significantly different from the previous promotions we had in the past.

Ed Shenkan: And how do you understand your customer, if they’re going to buy – you know, if you gave them a workstation for free, and they gave you a commitment for some capsules, if they were really interested in buying the capsules or the workstation.

Yuval Yanai: I don’t think we care about that, as long as they buy capsules. Listen, they put their money with us. If they buy, even one 10 pack, they pay almost $5000 for the capsules, they have to buy the data recorders also. So their initial investment is about $10,000. So we only can assume that the customer who is willing to put $10,000 on the table is not doing that just because he got the system for free. A customer cannot use the system with Olympus capsules. He can only use it with our capsules.

Homi Shamir: And again Ed, a few of those techniques are being used by other companies and what we are trying to do is to make sure, when the sales force is in front of the customer, he doesn’t have only a capital sales in front of him. If any other version is – he says that the physician truly wanted to have capsule endoscopy, and you truly see that he’s going to use it, he has various ways to bring him in.

Ed Shenkan: And on international, a question there on the capsules, the total capsules that you sold internationally was down for the second quarter in a row. You know, we would have expected it, perhaps in the summer, but, it fell off again this quarter, can you explain that?

Yuval Yanai: Yes. I don’t think – in the international business, most of the countries have a budgeted system, and we had to assume how many capsules we can sell in a given year, and a specific region. And I think, we met our expectations, there are fluctuations among quarters, but in total we had a very nice increase in revenues in Europe and international markets in ‘06 compared to ‘05. And we expect an additional significant growth in ‘07. There are fluctuations among quarters, which is not under our control, but in total on an annual basis, we had a very nice growth in ‘06 and we’re going to see at least, the same level of growth in ‘07.

Ed Shenkan: Should we see a sequential up tick going into the first quarter? Or is that hard to gauge because of these country budgets that you’re talking about?

Yuval Yanai: First of all, you’re absolutely right. And secondly, because of all of these reasons, we decided not to provide quarterly guidance, because sometimes we cannot predict how many – exactly how many capsules we are going to sell in a specific quarter in a specific country. So this is why I would prefer to relate the annual numbers, and not the quarterly.

Ed Shenkan: All right. I’ll jump back in queue.

Homi Shamir: Thank you.

Operator: Once again if you have any questions, please press star one for questions. We’ll take our next question from Anthony Petrone from Maxim Group; please go ahead, sir.

Anthony Petrone: Thanks, guys. How are you? Just a quick question on sales and marketing during the quarter, you had an up tick there, I think it came out to about 48 percent of total revenue. Was the up tick somewhat related to a ramp in ESO, perhaps an ESO marketing campaign? Or were you ramping that in anticipation of Olympus? If we could just get some color on that, that would be helpful.

Yuval Yanai: Well the answer is that we have some seasonality in sales and marketing just because of trade shows. Q4 is usually loaded with trade shows. The third quarter is usually weak in terms of trade shows. So this is why you can see fluctuations in sales marketing expenses. For the same reason, for an example, the second quarter of each year is highly loaded with trade shows. We have DDW, we have ICCE in the same quarter, so once again, in ‘07, you can see second quarter, and fourth quarter, quite heavy with marketing expenses. But in general terms, I think I’ve provided guidance for the ((inaudible)) development of marketing expenses in ‘07.

Anthony Petrone: OK. And just a quick update on the size of the sales force right now, and if there was any turnover during the quarter.

Yuval Yanai: Insignificant. I think that we were able to stabilize our sales force. We had quite a turnover period. Once we recruited the additional 20 people, we had some people that left the company because they didn’t – either didn’t like or could not conform with the new strategy of becoming instead of a med. tech company, into more like a PillCam sales company. But during the last two quarters, we have acquired a stabilized sales force, and we start to see the benefit of it.

Anthony Petrone: Great, and just turning to ESO, is the company seeing any early indications here in the current quarter that the – you know, from the effects of the CPT code?

Yuval Yanai: I think I mentioned that we will start to see ramping up revenue of ESO in the second half of the year. It takes time, even if we get some more coverage, this would take time until the physicians will learn about it. So to be on the safe side, I think that we should take into consideration, that only the second half of the year we’ll start seeing a ramp up in ESO sales.

Anthony Petrone: All right. And then just turning to the balance sheet, just noticing inventories, actually ticked down, I’m just wondering, you know, if you could give timing on the build up of inventories.

I know you have in the guidance some surge in sales related to COLON and ESO2 in the second half. When do you start to actually build those inventories?

Yuval Yanai: Well I don’t think that we will have a significant increase in the level of inventories, since we have acquired efficient manufacturing and highly flexible manufacturing facilities. So when we – we will be able, hopefully, to plan properly and to not accumulate too much of inventories before we start delivering. However, we’ll probably see some increase in inventories in Q1 towards the sales of COLON capsule and ESO in the second half of the year, but that’s not going to be too significant.

Anthony Petrone: OK. Final question, just as it relates to Olympus and overseas market, can you just explain what strategies you are taking in cases where you are seeing them competitively, and what is actually resulting in you guys winning against Olympus in the European markets?

Homi Shamir: We are going – whatever they can offer, we believe we can offer the same, okay. We’re just trying either through the distribution market or the direct market, and being very tuned to what they are doing there, and we are very pleased with the results. I mean, I don’t see any reason why they should beat us in the technology part of it. They know we are better. And on the same time on pricing, I think, also we can – if they can give away to somebody and this somebody is willing to commit to buy PillCam, we will be there. They’re just giving a freebie to somebody that ((inaudible)) because we are in most of the cases already there and ((inaudible)). And we are getting all of the benefit of using the PillCam.

So we are looking at it on a case by case basis, but we feel good about it. And now we’ve been in more than a few places, there in Europe, Australia, and so far we’re feeling that we are the leader, and we are the leader.

Anthony Petrone: Excellent. Just finally, on the cash, your cash balance is increasing nicely. Any indications of potential uses of cash for 2007?

Yuval Yanai: Not at this point of time, I don’t think we have a specific plan. And if we have, we will be more than happy to advise everybody about it.

Anthony Petrone: All right, thank you, guys. Congratulations.

Yuval Yanai: Thank you, Anthony.

Homi Shamir: Thank you, Anthony.

Operator: OK. And we’ll take a follow up question from Yair Reiner; please go ahead, sir.

Yair Reiner: Yes. I just first want to clarify, you said that in the U.S. the recorders are not a part of the promotional activity, is that correct?

Homi Shamir: Yes. The recorders are not part of it. Neither the recorder, and neither the sensor array. The promotion is only concerned with the workstation, which is the Dell computer and the software, which is the RAPID4 software.

Yair Reiner: Got it. Now workstation sales for the U.S. at the end of the day, you know, were not too bad in 2006, and I’m thinking about in terms of volumes. Do you think that you can maintain or get close to that pace in 2007?

Yuval Yanai: Yes, the answer is positive. I think we can continue and get a few hundred new customers in the U.S. each and every year here, so we hope to maintain it. Although, if you look at our sales reps compensation plan is more aimed into sales of capsules. However, they will be compensated, of course, if they will sell workstations, although it’s not part of their annual quota.

Homi Shamir: I think Yair, you might even see, even an increase in 2007, due to the fact that we will introduce COLON, okay. And I think the COLON will really push the physician who did not embark yet on SB or ESO to start having at least sitting and getting familiar with the machine.

Maybe they will not do SB, but they want to get familiar. They all believe that the COLON is going to be huge for them as capsule endoscopy. So I believe that we will maybe see a peak, additional revenue coming out of workstations during this year.

Yair Reiner: And in 2007, we also need to update the installed base to RAPID5 in order to make it COLON full and ready.

Homi Shamir: Correct.

Yair Reiner: And if so, will there be any additional costs associated with that?

Yuval Yanai: Very insignificant. It’s a software change, we will not need any change in the hardware. So customers that will be willing to start using colon capsule will have the RAPID5, one way or another.

Yair Reiner: Final follow up question for me, when can we expect that you’ll start breaking out sales for COLON and ESO?

Yuval Yanai: The second half of ‘07.

Yair Reiner: I mean start breaking it out in your results.

Homi Shamir: In the results, I believe, when we start seeing, getting a significant number, both from COLON and ESO, okay. We might start breaking down Japan, for example, when you start seeing. But, you know, if it’s only a couple of percentage we put them together. But as soon as we see that they are coming more than a couple of percentage we start to separate those numbers.

Yair Reiner: Good, thank you.

Operator: Once again if you have any questions, please press star one. Star one for questions. We’ll take our next question from Elizabeth Kerr from Merrill Lynch; please go ahead.

Elizabeth Kerr: Hi, Homi. Hi, Yuval. How are you?

Homi Shamir: Good.

Yuval Yanai: Great, how are you, Liz?

Elizabeth Kerr: I’m good, thank you. I just hope you could elaborate on your gross margin expectations for 2007. I think I may have missed something and I believe you said somewhere between 73 and 75 percent?

Yuval Yanai: Yes, this is correct. And this is a result of our initial manufacturing of new capsules which usually are characterized by a higher gross margin than compared to capsules that we have been manufacturing for years. But in the future, we may see an additional improvement, but for ‘07, 73 to 75 percent, this is the range that we provided.

Elizabeth Kerr: Do you think that we’ll have a significant rebound in ‘08? After?

Yuval Yanai: I’m not sure. Listen; by the end of the day, we talk about plus minus one percent, from a 75 percent. I don’t think that we have enough sensitivity in order to tell you today whether we can gain another one percent back in ‘08. I think what is more important, is we’ll sell more capsules that will improve our profitability position.

Elizabeth Kerr: OK. System sales, just one more question, system sales were a bit higher internationally than I had expected this quarter, and you have been going kind of at a steady rate internationally every quarter, do you expect a big up tick in the second half of this year?

Homi Shamir: There will be an up tick for sure, Liz, in Japan, OK.

Elizabeth Kerr: OK.

Homi Shamir: Japan, there’s no doubt there will be an uptick and Japan tends to be a strong capital market. And I think we have, you know, the sales force is ready to go there with Suzuken. So I think you will see – obviously you will see also, in France as I mentioned earlier, you might see there an up tick also due to the fact that we’ll get reimbursement in France. But again, otherwise, I think it will be running on the same rate.

Elizabeth Kerr: OK. Thank you very much.

Homi Shamir: Thank you, Liz.

Yuval Yanai: Thank you.

Operator: And we’ll take a follow up question from Mr. Ed Shenkan, please go ahead sir.

Ed Shenkan: A follow up on the COLON launch, it sounds like you’re delaying it more towards the second half of the year. Just wondering why it’s being pushed out, if you will, to the second half? We thought that might have been coming in the first half.

Yuval Yanai: Well I don’t think Ed that we delayed anything, because when we announced the CE Mark we said that we will start to deliver gradually together with the development of our clinical trials.

And we never planned to start any significant deliveries in Europe before the second half of ‘07. And also, we always mention that marketing in the U.S. is subject to FDA clearance, which we said that we – in the past, we expect to have around the middle of this year. So I think that we are inline with at least with our own expectation, maybe we did not express it clear enough but I think we always said that that’s going to be the situation.

Ed Shenkan: And then the litigation with Olympus, you gave us numbers of how much dollars to expect in the litigation. Could you tell us an update of when you expect the discovery phase to start or what or any – you know, what’s going on as far as timing with that litigation?

Yuval Yanai: Well the court or the lawyers only met once. And I think that the discovery process will begin during the next few weeks, but that’s all I can say right now, because we don’t know more than that, this is why we cannot provide any better estimate with regard to how much money is going to be spent, during the next few quarters and when.

As I said in the earnings call, we intend to be very open, and we will advise you on a quarterly basis what were the expenses and if there is any update on future expenses, that will also be provided.

Ed Shenkan: The gross margin that you just addressed, you said 75 to 76 is it – does it – is the restraint there because of the higher costs associated with the COLON pill? Or what’s the reason that the gross margin wouldn’t continue to expand?

Yuval Yanai: Yes, well I said 73 to 75 and not 75 to 76, just a correction.

Ed Shenkan: OK.

Yuval Yanai: And yes, it’s mainly related to the introduction of the new capsules ESO2 and SB2 and COLON, all of them are new products. And as usual, designed to cost activities only start after we start marketing the product. Therefore, I think that most of the effect could be attributable to the new products.

Ed Shenkan: And in your press release, you mentioned something about the deferred tax assets, could you just, you know, explain to us what’s going on there?

Yuval Yanai: Well, I think that we made it quite clear in the press release, that we are looking, again, into the way we treated inter-company balances since 2001. I don’t think it’s going to be a complicated issue, and we hope to resolve it in the next few weeks. And obviously complete it on or before we file the form 20-F which we usually do in April.

Ed Shenkan: And you would expect your tax rate in ‘07 and beyond to be, you know, five percent or below for the total corporation, is that correct?

Yuval Yanai: Well basically I would say yes. It also depends on the ultimate results of the review that we do right now. So I will be able to provide a better answer afterwards, but I don’t think that we’ll see any significant increase, if at all, in our tax liability going forward.

Ed Shenkan: That’s helpful. So if it went up it’s a minimal change in tax rate. We’re not going up to the 30 or 40 percent that most of, you know, other corporations in America have. You’ve got significant advantages and you expect it to continue.

Yuval Yanai: This is correct.

Ed Shenkan: OK. And no further questions. Thanks.

Yuval Yanai: Thank you.

Operator: It appears there are no further questions. I’d like to turn the conference back over to Mr. Homi

Shamir for any additional or closing remarks.

Homi Shamir: Thank you all for joining us today. As I mentioned earlier, 2006 was the year that we set up the foundation for strong growth in the future. Our strategy is very clear to us. We plan to leverage our three main products, SB, ESO and COLON across three geographic regions, U.S., Europe and Asia/Pacific. We will also be launching exciting new products and applications during DDW in Washington D.C. this May.

Our end goal, of course, is to deliver on our guidance and provide value to our shareholders.

Thank you again, Operator, you may end this call. Thank you.

Operator: Once again, ladies and gentlemen, that will conclude today’s conference call. We thank you for your participation. You may now disconnect.

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